Exhibit 99.1

SOS Limited

Room 8888, Jiudingfeng Building, 888 Changbaishan Road,

Qingdao Area, China (Shandong) Pilot Free Trade Zone

People’s Republic of China

+86 0311-80910921

February [   ], 2021

Holder of American Depositary Shares Purchase Warrant

Re:       Inducement Offer to Exercise American Depositary Shares Purchase Warrants

Dear Holder:

SOS Limited (the “Company”) is pleased to offer to you the opportunity to exercise all of the American Depositary Shares Purchase Warrants issued to certain investors on January 20, 2021 (“Existing Warrants”), with exercise price of $2.00, set forth on the signature page hereto, currently held by you (the “Holder”). The offer and resale of the Existing Warrants and the American Depositary Shares (“ADSs”) underlying the Existing Warrants (“Warrant Shares”) have been registered pursuant to registration statement Form F-3 (File No. 333-252279) (the “Registration Statement”). The Registration Statement is currently effective and, upon exercise of the Existing Warrants pursuant to this letter agreement, will be effective for the issuance or sale, as the case may be, of the Warrant Shares. Capitalized terms not otherwise defined herein shall have the meanings set forth in the Existing Warrant.

In consideration for exercising in full all of the Existing Warrants held by you and set forth on the signature page hereto (the “Warrant Exercise”), the Company hereby offers to issue you or your designee,

(a)	for the Existing Warrants exercised hereunder, a new series ADSs Purchase Warrants (“New Warrants”) pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (“Securities Act”) to purchase a quantity of ADS equal to 100% of the number of Warrant Shares issued pursuant to the exercise of the Existing Warrants hereunder, which New Warrants shall be substantially in the form of the Existing Warrants, will be exercisable immediately with an expiration date on February 10, 2026, and an exercise price equal to $4.05.

The original New Warrant certificates will be delivered within two Business Days following the date hereof. Notwithstanding anything herein to the contrary, in the event the exercise of Warrant would otherwise cause the Holder to exceed the beneficial ownership limitations (“Beneficial Ownership Limitation”) set forth in Section 2(e) of the Existing Warrants, the Company shall only issue such number of Warrant Shares to the Holder that would not cause the Holder to exceed the maximum number of Warrant Shares permitted thereunder with the balance to be held in abeyance until notice from the Holder that the balance (or portion thereof) may be issued in compliance with such limitations, which abeyance shall be evidenced through the Existing Warrants which shall be deemed prepaid thereafter, and exercised pursuant to a Notice of Exercise in the Existing Warrant (provided no additional exercise shall be payable).

Expressly subject to the paragraph immediately following this paragraph below, Holder may accept this offer by signing this letter below, with such acceptance constituting Holder’s exercise in full of the Existing Warrants for an aggregate exercise price set forth on the Holder’s signature page hereto (the “Warrants Exercise Price”) on or before 9:00 a.m. Eastern on February 9, 2021.

Additionally, the Company agrees to the representations, warranties and covenants set forth on Annex A attached hereto. Holder represents and warrants that it is an “accredited investor” as defined in Rule 501 of the Securities Act, and agrees that the New Warrants will contain restrictive legends when issued, and neither the New Warrants nor the ADSs issuable upon exercise of the New Warrants will be registered under the Securities Act, except in the discretion of the Company.

The Holder understands that the New Warrants and the ADSs underlying New Warrants are not, and may never be, registered under the Securities Act, or the securities laws of any state and, accordingly, each certificate, if any, representing such securities shall bear a legend substantially similar to the following:

“THIS SECURITY HAS NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS. THIS SECURITY MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT WITH A REGISTERED BROKER-DEALER OR OTHER LOAN WITH A FINANCIAL INSTITUTION THAT IS AN “ACCREDITED INVESTOR” AS DEFINED IN RULE 501(a) UNDER THE SECURITIES ACT OR OTHER LOAN SECURED BY SUCH SECURITIES.”

Certificates evidencing ADSs underlying the New Warrants shall not contain any legend (including the legend set forth above), (i) while a registration statement covering the resale of such ADSs is effective under the Securities Act, (ii) following any sale of such ADSs pursuant to Rule 144 under the Securities Act, (iii) if such ADSs is eligible for sale under Rule 144, without the requirement for the Company to be in compliance with the current public information required under Rule 144 as to such ADSs and without volume or manner-of-sale restrictions, (iv) if such ADSs may be sold under Rule 144 and the Company is then in compliance with the current public information required under Rule 144 as to such ADSs, or (v) if such legend is not required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the Securities and Exchange Commission (the “Commission”) and the earliest of clauses (i) through (v), the “Delegend Date”)). The Company shall cause its counsel to issue a legal opinion to the transfer agent promptly after the Delegend Date if required by the Company and/or the transfer agent to effect the removal of the legend hereunder, which opinion shall be in form and substance reasonably acceptable to the Holder. If such ADSs may be sold under Rule 144 without the requirement for the Company to be in compliance with the current public information required under Rule 144 or if such legend is not otherwise required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the Commission) then such Common Stock shall be issued free of all legends. The Company agrees that following the Delegend Date or at such time as such legend is no longer required under this Section 2.3(b), it will, no later than two (2) Trading Days following the delivery by the Holder to the Company or the transfer agent of a certificate representing the Common Stock underlying the New Warrants issued with a restrictive legend (such second Trading Day, the “Legend Removal Date”), deliver or cause to be delivered to the Holder a certificate representing such shares that is free from all restrictive and other legends or, at the request of the Holder shall credit the account of the Holder’s prime broker with the Depository Trust Company System as directed by the Holder.

In addition to the Holder’s other available remedies, the Company shall pay to a Holder, in cash, (i) as partial liquidated damages and not as a penalty, for each $1,000 of ADSs or Warrant Shares (based on the VWAP of the ADSs on the date such Warrant Shares are submitted to the Transfer Agent) delivered for removal of the restrictive legend, $10 per Trading Day (increasing to $20 per Trading Day five (5) Trading Days after such damages have begun to accrue) for each Trading Day after the Legend Removal Date until such certificate is delivered without a legend and (ii) if the Company fails to (a) issue and deliver (or cause to be delivered) to the Holder by the Legend Removal Date a certificate representing the Securities so delivered to the Company by the Holder that is free from all restrictive and other legends and (b) if after the Legend Removal Date the Holder purchases (in an open market transaction or otherwise) ADSs to deliver in satisfaction of a sale by the Holder of all or any portion of the number of ADSs, or a sale of a number of ADSs equal to all or any portion of the number of ADSs that the Holder anticipated receiving from the Company without any restrictive legend, then, an amount equal to the excess of the Holder’s total purchase price (including brokerage commissions and other out-of-pocket expenses, if any) for the ADSs so purchased (including brokerage commissions and other out-of-pocket expenses, if any) (the “Buy-In Price”) over the product of (A) such number of Warrant Shares that the Company was required to deliver to the Holder by the Legend Removal Date multiplied by (B) the lowest closing sale price of the ADSs on any Trading Day during the period commencing on the date of the delivery by the Holder to the Company of the applicable Warrant Shares (as the case may be) and ending on the date of such delivery and payment under this clause (ii).

At any time during the period commencing from the six (6) month anniversary of the date hereof and ending at such time that all of the New Warrant Shares may be sold without the requirement for the Company to be in compliance with Rule 144(c)(1) and otherwise without restriction or limitation pursuant to Rule 144, if there is no effective registration statement covering the resale of all of the New Warrant Shares and the Company (i) shall fail for any reason to satisfy the current public information requirement under Rule 144(c) or (ii) has ever been an issuer described in Rule 144(i)(1)(i) or becomes an issuer in the future, and the Company shall fail to satisfy any condition set forth in Rule 144(i)(2) (a “Public Information Failure”) then, in addition to the undersigned’s other available remedies, the Company shall pay to the undersigned, in cash, as partial liquidated damages and not as a penalty, by reason of any such delay in or reduction of its ability to sell the New Warrant Shares, an amount in cash equal to two percent (2.0%) of the aggregate Exercise Price of the undersigned’s New Warrant on the day of a Public Information Failure and on every thirtieth (30th) day (pro-rated for periods totaling less than thirty days) thereafter until the earlier of (a) the date such Public Information Failure is cured and (b) such time that such public information is no longer required for the undersigned to transfer the New Warrant Shares pursuant to Rule 144. The payments to which the undersigned shall be entitled pursuant to this Section (g) are referred to herein as “Public Information Failure Payments.” Public Information Failure Payments shall be paid on the earlier of (i) the last day of the calendar month during which such Public Information Failure Payments are incurred and (ii) the third (3rd) Business Day after the event or failure giving rise to the Public Information Failure Payments is cured. In the event the Company fails to make Public Information Failure Payments in a timely manner, such Public Information Failure Payments shall bear interest at the rate of 1.5% per month (prorated for partial months) until paid in full. Nothing herein shall limit the undersigned’s right to pursue actual damages for the Public Information Failure, and the undersigned shall have the right to pursue all remedies available to it at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief.

From the date hereof until the end of the 30 Trading Day following the date of the filing of the Resale Registration Statement (defined hereinafter), neither the Company nor any subsidiary of the Company (the Company acknowledging that it does not currently have any subsidiaries) shall (i) issue, enter into any agreement to issue or announce the issuance or proposed issuance of any ADSs or any securities of the Company or any subsidiaries which would entitle the holder thereof to acquire at any time ADSs, including, without limitation, any debt, preferred stock, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, ADSs, or (ii) file any registration statement, or amendment or supplement thereto, with the Commission other than those filed pursuant to this agreement, Other Warrant Exercise Agreements or substantially similar agreements related to similar inducement offers regarding other warrants outstanding on the date hereof. Notwithstanding the foregoing, the foregoing shall not apply in respect of an Exempt Issuance. “Exempt Issuance” means the issuance of (a) ADSs, Ordinary Shares or options to employees, officers or directors of the Company pursuant to any stock or option plan duly adopted for such purpose, by a majority of the non-employee members of the Board of Directors or a majority of the members of a committee of non-employee directors established for such purpose for services rendered to the Company, provided, however, such issuance shall not exceed ten percent (10%) of the ADSs or Ordinary Shares issued and outstanding as of the date hereof, (b) the offer and issuance of New Warrants to Other Holders (defined below) and (c) securities issued pursuant to acquisitions or strategic transactions approved by a majority of the disinterested directors of the Company, provided that such securities are issued as “restricted securities” (as defined in Rule 144) and carry no registration rights that require or permit the filing of any registration statement in connection therewith, and provided that any such issuance shall only be to a Person (or to the equityholders of a Person) which is, itself or through its subsidiaries, an operating company or an owner of an asset in a business synergistic with the business of the Company and shall provide to the Company additional benefits in addition to the investment of funds, but shall not include a transaction in which the Company is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities.

If this offer is accepted and the transaction documents are executed on or before 9:00 a.m. ET on February 9, 2021, then on or before 9:30 a.m. ET on the same Trading Day, the Company shall issue a press release disclosing all material terms of the transactions contemplated hereunder. From and after the issuance of such press release, the Company represents to you that it shall have publicly disclosed all material, non-public information delivered to you by the Company, or any of their respective officers, directors, employees or agents in connection with the transactions contemplated hereunder. In addition, effective upon the issuance of such press release, the Company acknowledges and agrees that any and all confidentiality or similar obligations under any agreement, whether written or oral, between the Company, any of its Subsidiaries or any of their respective officers, directors, agents, employees or Affiliates on the one hand, and you and your Affiliates on the other hand, shall terminate. The Company represents, warrants and covenants that, upon acceptance of this offer, the shares underlying the Existing Warrants shall be issued free of any legends or restrictions on resale by Holder and all of the Warrant Shares shall be delivered electronically through the Depository Trust Company within 2 Business Day of the date the Company receives the Warrants Exercise Price (or, with respect to Warrant Shares that would otherwise be in excess of the Beneficial Ownership Limitation, within 2 Business Days of the date the Company is notified by Holder that its ownership is less than the Beneficial Ownership Limitation). The terms of the Existing Warrants, including but not limited to the obligations to deliver the Warrant Shares, shall otherwise remain in effect as if the acceptance of this offer were a formal Notice of Exercise (including but not limited to any liquidated damages and compensation in the event of late delivery of the Warrant Shares).

As soon as practicable (and in any event within twenty one (21) calendar days of the date of this letter agreement), the Company shall file a registration statement (the “Resale Registration Statement”)on Form F-3 (or other appropriate form if the Company is not then F-3 eligible) providing for the resale by the Purchasers of the New Warrant Shares issued and issuable upon exercise of the New Warrants.  The Company shall use commercially reasonable efforts to cause such registration to become effective within 90 days following the Closing Date and to keep such registration statement effective at all times until no Purchaser owns any New Warrants or New Warrant Shares issuable upon exercise thereof.

The Company acknowledges and agrees that the obligations of the Holders under this letter agreement are several and not joint with the obligations of any other holder or any other holders of Warrants to Purchase ADSs of the Company (each, an “Other Holder”) under any other agreement related to the exercise of such warrants (“Other Warrant Exercise Agreement”), and the Holder shall not be responsible in any way for the performance of the obligations of any Other Holder or under any such Other Warrant Exercise Agreement. Nothing contained in this letter agreement, and no action taken by the Holders pursuant hereto, shall be deemed to constitute the Holder and the Other Holders as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Holder and the Other Holders are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this letter agreement and the Company acknowledges that the Holder and the Other Holders are not acting in concert or as a group with respect to such obligations or the transactions contemplated by this letter agreement or any Other Warrant Exercise Agreement. The Company and the Holder confirm that the Holder has independently participated in the negotiation of the transactions contemplated hereby with the advice of its own counsel and advisors. The Holder shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this letter agreement, and it shall not be necessary for any Other Holder to be joined as an additional party in any proceeding for such purpose.

The Company hereby represents and warrants as of the date hereof and covenants and agrees from and after the date hereof until 30 Trading Days after the date hereof, that none of the terms offered to any Other Holder with respect to any Other Warrant Exercise Agreement (or any amendment, modification or waiver thereof), is or will be more favorable to such Other Holder than those of the Holder and this letter agreement. If, and whenever on or after the date hereof until 30 Trading Days after the date hereof, the Company enters into an Other Warrant Exercise Agreement, then (i) the Company shall provide notice thereof to the Holder promptly following the occurrence thereof and (ii) the terms and conditions of this letter agreement shall be, without any further action by the Holder or the Company, automatically amended and modified in an economically and legally equivalent manner such that the Holder shall receive the benefit of the more favorable terms and/or conditions (as the case may be) set forth in such Other Warrant Exercise Agreement (including the issuance of additional Warrant Shares), provided that upon written notice to the Company at any time the Holder may elect not to accept the benefit of any such amended or modified term or condition, in which event the term or condition contained in this letter agreement shall apply to the Holder as it was in effect immediately prior to such amendment or modification as if such amendment or modification never occurred with respect to the Holder. The provisions of this paragraph shall apply similarly and equally to each Other Warrant Exercise Agreement.

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Within one business day from the Holder’s execution of this letter, the Holder shall make available for “Delivery Versus Payment” to the Company immediately available funds equal to the number of Existing Warrants being exercised multiplied by $2.00 and the Company shall deliver the Warrant Shares via “Delivery Versus Payment” to the Holder and shall deliver the New Warrants registered in the name of the Holder.

Please do not hesitate to call me if you have any questions.

Sincerely yours,

SOS Limited

By:
Name:	Yandai Wang
Title:	Chief Executive Officer

Accepted and Agreed to:

Name of Holder:
Signature of Authorized Signatory of Holder:
Name of Authorized Signatory:
Title of Authorized Signatory:
New Warrants: (100% of total Existing Warrants being exercised):
DTC Instructions:

Annex A

Representations, Warranties and Covenants of the Company. The Company hereby makes the following representations and warranties to the Holder:

(a) Affirmation of Prior Representations, Warranties and Covenants. The Company hereby represents and warrants to the Holder that the Company’s representations and warranties as set forth in Section 3.1 of that certain securities purchase agreement, dated January 7, 2021, between the Company and each purchaser identified on the signature pages thereto (the “Purchase Agreement”), together with any updates in the Company’s public reports filed with the SEC subsequent to the Purchase Agreement, are true and correct as of the date hereof and have been fully performed as of the date hereof.

(b) Authorization; Enforcement. The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this letter agreement and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of this letter agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Company and no further action is required by the Company, its board of directors or its stockholders in connection therewith. This letter agreement has been duly executed by the Company and, when delivered in accordance with the terms hereof, will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(c) No Conflicts. The execution, delivery and performance of this letter agreement by the Company and the consummation by the Company of the transactions contemplated hereby do not and will not: (i) conflict with or violate any provision of the Company’s certificate or articles of incorporation, bylaws or other organizational or charter documents; or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any  liens, claims, security interests, other encumbrances or defects upon any of the properties or assets of the Company in connection with, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any material agreement, credit facility, debt or other material instrument (evidencing Company debt or otherwise) or other material understanding to which such Company is a party or by which any property or asset of the Company is bound or affected; or (iii) conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company is bound or affected, except, in the case of each of clauses (ii) and (iii), such as could not have or reasonably be expected to result in a material adverse effect upon the business, prospects, properties, operations, condition (financial or otherwise) or results of operations of the Company, taken as a whole, or in its ability to perform its obligations under this letter agreement.

(d) NYSE Corporate Governance. The transactions contemplated under this letter agreement, comply with all rules of the NYSE.

(e) Registration Statement. The Warrant Shares are registered for issuance on a Registration Statement on Form F-3 (File No. 333-252279) (the “Registration Statement”) and the Company knows of no reason why such registration statement shall not remain effective for the foreseeable future. The Company shall use commercially reasonable efforts to keep the Registration Statement effective and available for use by the Holder until all Warrant Shares underlying the Existing Warrants are sold by the Holder.

(f) Issuance of the New Warrant. The issuance of the New Warrants is duly authorized and, upon the execution of this letter agreement by the undersigned, will be duly and validly issued, fully paid and nonassessable, free and clear of all liens imposed by the Company, and the shares issuable upon exercise of the New Warrant (the “New Warrant Shares”), when issued in accordance with the terms of the New Warrant, will be validly issued, fully paid and nonassessable, free and clear of all Liens imposed by the Company. The Company has reserved from its duly authorized capital stock a number of shares of Common Stock for issuance of the New Warrant Shares in full.

(g) Listing of Common Stock. The Company shall apply to list or quote all of the New Warrant Shares on NYSE and promptly secure the listing of all of the New Warrant Shares on NYSE.